UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Directors

Resignation of Mr. Zhanchang Xin and Appointment of Mr. Chen Xin as the Chairman of the Board

On February 28, 2025, Mr. Zhanchang Xin notified the Company of his resignation as the Chairman of the board of directors of the Company (the “Board”), with effect on and from March 1, 2025. Mr. Zhanchang Xin has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Mr. Zhanchang Xin, the Board appointed and approved the appointment of Mr. Chen Xin as the Chairman of the Board, with effect on and from March 1, 2025.

Mr. Chen Xin has served as our Chief Executive Officer since May 2024, during which he has led and participated in the merger and acquisition of DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd. and he currently serves as a member of its management committee (DuXiaoBao project). Since 2021, he successively served as an autonomous driving algorithm engineer at Shenzhen Dajiang Innovation Technology Co., Ltd. and Geely Automobile Research Institute, being responsible for algorithm work related to image processing, multi-sensor target detection, perception fusion and target behavior prediction in autonomous driving. He has managed the implementation of several mass production projects and has extensive practical experience in the fields of artificial intelligence and data analysis. Mr. Chen Xin obtained his bachelor’s degree in physics from Sichuan University in 2016 and his master’s degree in physics from the National University of Singapore in 2021, focusing on the interdisciplinary field of physics and machine learning. His graduate thesis mainly revolves around the image processing of electron microscopy and machine learning algorithms, specializing in the prediction of three-dimensional protein molecular structures based on image processing.

Mr. Chen Xin signed a director offer letter with the Company, which establishes certain terms and conditions governing his services to the Company. The offer letter is qualified in its entirety by reference to the complete text of the offer letter, which is filed hereto as Exhibit 99.1.

Resignation of Mr. Ming Jing and Appointment of Mr. Lin Zhang as an Independent Director of the Board

On February 28, 2025, Mr. Ming Jing notified the Company of his resignation as an independent Director, the Chairman of the Compensation Committee, a member of the Audit Committee and Nominating and Corporate Governance Committee of the Board of the Company, with effect on and from March 1, 2025. Mr. Ming Jing has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Mr. Ming Jing, the Board appointed Mr. Lin Zhang to serve as an independent Director, the Chairman of the Compensation Committee, a member of the Audit Committee and Nominating and Corporate Governance Committee of the Board of the Company, with effect on and from March 1, 2025.

Mr. Lin Zhang has extensive experience in the structuring, development, and mass-production implementation of AI models. Since August 2023, Mr. Zhang has been serving as the principal algorithm engineer at Geely Automobile Research Institute, where he leads the architectural design, algorithm development, and engineering implementation of deep learning-based intelligent driving planning models in mass-production vehicle projects. From May 2022 to July 2023, Mr. Zhang worked as an algorithm engineer at Shanghai Yunji Zhixing Intelligent Technology Co., Ltd., where he led the development of multimodal trajectory prediction AI models for the Robotaxi project, achieving interaction modeling of multiple agents in complex urban scenarios. Mr. Zhang obtained his Ph.D. in Physics from the National University of Singapore in 2021, focusing on theoretical research of deep learning networks in artificial intelligence during his doctoral studies. He received his bachelor’s degree in physics from Sichuan University in 2016.

Mr. Lin Zhang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Mr. Lin Zhang satisfies the applicable independence requirements as an independent Director and a member of the Audit Committee of the Company as stipulated under Nasdaq Listing Rule 5605(a)(2).

Mr. Lin Zhang signed a director offer letter with the Company, which establishes certain terms and conditions governing his services to the Company. The offer letter is qualified in its entirety by reference to the complete text of the offer letter, which is filed hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Director Offer Letter, dated March 1, 2025, by and between Mr. Chen Xin and the Company
99.2	Director Offer Letter, dated March 1, 2025, by and between Mr. Lin Zhang and the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer